U.S. Securities and Exchange Commission

                             Washington, D.C. 20549


                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                   JUPITER MARINE INTERNATIONAL HOLDINGS, INC.
                 (Name of Small Business Issuer in its charter)



           FLORIDA                                   65-0794113
 (State of incorporation)               (I.R.S. Employer Identification No.)



3391 Southeast 14th Avenue, Port Everglades, Florida           33316
(Address of principal executive offices)                     (Zip Code)


Issuer's Telephone Number    (954) 523-8985

Securities to be registered pursuant to 12(b) of the Act:     None




Securities to be registered pursuant to 12(g) of the Act:


                          Common Stock $.001 Par Value
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS
         -----------------------

Business

         Jupiter Marine International Holdings, Inc. ("JMIH"), a Florida corporation, was incorporated on May 19, 1998. JMIH's goal is to become a consolidator as well as a builder in the highly fragmented marine industry. On May 26, 1998, JMIH acquired all of the outstanding shares of common stock of Jupiter Marine International, Inc. ("JMI"), a boat manufacturing company, which was incorporated under the laws of the State of Florida on November 7, 1997. JMIH and JMI will sometimes be collectively referred to as the "Company".

         The Company believes that it has assembled a management team that is not only capable of recognizing opportunities in the marine industry but can also operate and enhance the value of opportunities. Management believes that a tremendous number of potential consolidation candidates as well as manufacturing customers can be found, and that the Company is positioned well for the future.

         Boat Models

         The Company currently builds four outboard powered boats in three sizes (the "Jupiter Line").

         31' Center Console

         The 31' Center Console qualifies as one of the best built, best performing center console boats in the world as quoted in Sportfishing Magazine. The 31' Center Console is designed for the family fisherman and provides what management of the Company believes is unmatched offshore performance while offering amenities and features not normally found in other open boats. This model includes a private stand up compartment with 6'2" headroom containing a vanity with sink and shower and room for optional marine head.

         31" Cuddy Cabin

         This is the same basic boat as the 31" Center Console that includes a small cuddy cabin forward with cruising amenities and a comfortable 4-place dinette that converts to a queen berth for sleeping.

         27" Center Console

         This model is available in either single or twin engines. It was added to the line in order to enable the entry level boat buyer to acquire a Jupiter boat at an affordable price. New features in the 27' Center Console design include an integrated engine mounting platform, above deck livewell, transom door, and a 6'2" berth built into the console department.

         21' Shallow Water Skiff

         Unlike the typical "flat boats", this full size skiff offers what management of the company believes is unbeatable versatility and performance. Light enough to operate in shallow water yet large and stable enough to run comfortably in open water or offshore chop, this boat can also be marketed as a family runabout, skit boat, or a yacht tender.

         To further enhance its sport fishing boat line, the Company plans to introduce a new 33' walk around cabin model based upon the proven 31' center console hull design. This model will feature a deck design, which incorporates a walk-in cable, enclosed head with shower, and a full galley. With twin outboard engine power this model will be offered as either a fishing boat for the serious angler or as a purely recreational sport boat type cruiser. The Company is also in the process of designing new 32 and 35 foot boats which the Company hopes to eventually manufacture and sell as part of the JMI line. The new boats will feature diesel powered, inboard engines. The sale price of the new models will range from approximately $160,000.00 to $300,000.00 depending on customization.

         Although the boats are suitable for many different purposes, they are primarily used for fishing and fishing related activities. The sales prices for the boats range from $75,000 to $110,000 for the Jupiter 31 models, from $45,000 to $78,000 for the Jupiter 27, and from $24,000 to $39,000 for the Jupiter 21. The Company provides each boat purchaser with a limited lifetime warranty.

         Manufacturing

         The Company's manufacturing plant is set up with five full length assembly lines. Each line operates at a rate that is determined by sales and demand. It is planned that each assembly line run at a consistent line rate so that the work stations become repetitive and components can be assembled in quantity more efficiently. A line rate can be increased or decreased by simply adding or subtracting workers and material on the line. Production capacity is sufficient to accommodate approximately 20 boats in various stages of construction at any one time. Construction of a boat currently made, depending on size, takes approximately five weeks. The Company, with additional personnel, currently has the ability to manufacture approximately 200 boats per year. The Company can further expand its manufacturing capacity by adding additional personnel, plant, equipment and tooling. The Company owns over sixty (60) different molds which are used interchangeably depending on which model of boat the Company has contracted to build.

         The first phase of manufacturing involves creating the hulls and decks of the boats which is accomplished by the hand "laying-up" of vinylester blended resins and high quality stitched, bi-directional and quad-directional fiberglass material over a foam core in the molds. This creates a composite structure with strong out and inner skins with a thicker, lighter core in between. The "laying-up" of fiberglass by hand rather than using chopped fiberglass and mechanical applicators results in superior strength and appearance. The resin used to bind the composite structure together is a vinylester type, which is stronger, better bonding and more flexible than the polyester resins used by most other fiberglass boat manufacturers.

         During the second phase of manufacturing, the fuel tanks and inner liner (or deck), which is made of the same material as the hull, are installed in the hull. Decks are bonded to the hulls using bonding agents, screws and fiberglass to achieve a strong, unitized construction. The third phase involves installing the console, wiring, electrical components, various accessories and engines. The final segment involves installing custom accessories, upholstery, seating, electronics and navigational aids.

         The third phase involves installing the wiring, electrical components, various accessories and engines. The final segment involves installing aluminum structures used for seating, storage and the navigational console.

         Design

         The Jupiter Line's Deep-V hulls are specifically designed to perform at high speeds in offshore sea conditions, while providing their passengers a smooth, comfortable and dry ride. There is no lean or cavitation in a turn and the hull tracks as if it were on rails.

         The Jupiter Line's performance characteristics result from its exclusive "Posit-stern" hull paid design which reduces drag, planes faster, turns sharper, and increases fuel economy. This hull design combined with unique stern lifting strakes creates a variable dynamic lift that provides a level, stable, and soft ride at any speed.

         The additional increase in stern life balances the hull on its lines and allows the boat to raise on plane very quickly with never a loss of visibility from the helm. The resulting running angle allows the bow to cut through the water at a sharper angle and to deflect the spray out, not up, for a soft and dry ride with no pounding or hopping commonly associated with boats.

         JMI Sales and Marketing

         JMI's marketing efforts will focus on Carl Herndon's name and reputation as a leader in the boat manufacturing industry. Management of the Company believes Mr. Herndon's name used in conjunction with his background and experience with Blackfin Yacht Corporation, which he founded, and Bertram Yachts, which he was instrumental in turning around, will provide significant sales leverage. JMI intends to market its boats in nationally circulated magazines and trade publications including Boating Magazine, Sports Fishing,

Florida Sportsman, Motor Boating and Sailing and Saltwater Sportsman. JMI intends to attend all major boat shows and exhibitions, as well as sponsoring boats in fishing tournaments. Boats are sold and distributed through authorized marine dealers throughout the United States. These dealers are not exclusive to the Company and carry the boats of other companies. The territories served by any dealer are not exclusive to the dealer. However, the company uses discretion in locating new dealers in an effort to protect the interests of the existing dealers. The Company normally does not manufacture boats for inventory. Most boats are pre-sold to a dealer with entering the production line. The Company currently has agreements with four boat dealers located in Dania, Florida, Stuart, Florida, Wilmington, North Carolina and Neptune, New Jersey and is in the process of seeking additional qualified boat retailers to act as dealers.

         The Company delivers boats to its dealers on a cash on delivery basis. However, approximately one-half of the Company shipments are made pursuant to commercial dealer "floor plan financing" programs in which the Company participates on behalf of its dealers. Under these arrangements, a dealer establishes lines of credit with one or more third-party lenders for the purchase of showroom inventory. When a dealer purchases a boat pursuant to a floor plan arrangement, it draws against its line of credit and the lender pays the invoice cost of the boat, net of shipping charges, directly to the Company.

         Employees

         JMIH currently has no employees other than its officers and directors who are not being compensated. JMI currently employs a total of 37 people 32 of whom are directly involved in the boat manufacturing process and 5 of whom are administrative and executive personnel. As JMI nears full operating capacity, estimated by the Company to be in July 2000, JMI expects to employ 65 people in the boat manufacturing area.

ITEM 2.  DESCRIPTION OF PROPERTY
         -----------------------

         The Company leases a 32,140 square foot facility located at 3391 S.E. 14th Avenue, Port Everglades, Florida. The facility houses the Company's boat manufacturing operation and executive offices. The Company leases the facility from Carl Herndon, the Company's President, Chief Executive Officer and Director. The lease agreement requires the Company to pay monthly lease payments of approximately $10,700.00 per month plus applicable taxes. The lease payments are subject to a 5% annual increase. The lease terminates in May 2002. The Company has an exclusive option to purchase the facility during certain periods until November 1, 2000 at a price between $900,000 and $1,000,000.

ITEM 3.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND SIGNIFICANT EMPLOYEES
         ------------------------------------------------------------------

         The following table sets forth the names, positions with JMIH and ages of the executive officers and directors of JMIH. Directors will be elected at JMIH's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board of Directors.



Name                            Age                  Position Held
----                            ---                  -------------

Carl Herndon                    60             Director, President and Chief
                                               Executive Officer, Secretary

Larry Tierney                   53             Director

Carl Herndon, Jr.               32             Vice President Sales &
                                               Marketing JMI

Significant Personnel

Paul Douglas                    56             Production Manager JMI

         Carl Herndon - Mr. Herndon has been President, Chief Executive Officer and a director of JMIH since its inception on May 19, 1998. Mr. Herndon has also been President, Chief Executive Officer and a director of JMI since May 15, 1998. Between 1973 and 1997, Mr. Herndon was president, chief executive officer, director and sole shareholder of Blackfin Yacht Corporation, a Fort Lauderdale, Florida based designer, manufacturer and seller of Sportfishing boats ("Blackfin"). Between 1993 and 1995, Mr. Herndon was president and Chief Executive Officer of Bertram Yacht Corporation in Miami, Florida. During Mr. Herndon's tenure as officer and director of Blackfin, Blackfin filed for Chapter 11 Bankruptcy Reorganization protection. The bankruptcy proceeding was subsequently converted to a Chapter 7 proceeding.

         Larry Tierney - Mr. Tierney joined JMIH as a Director and Consultant in January 1999. Since April 1997, Mr. Tierney is owner and operator of AAMCO transmissions of Plant City, Florida. From March 1995 to March 1997, Mr. Tierney was Chief Financial Officer of MAKO Marine International, Inc., a manufacturer of high quality offshore fishing boats. From June of 1993 to March of 1995, Mr. Tierney served as Chief Financial Officer of Chris Craft Boats, a wholly owned subsidiary of Outboard Marine Corporation (OMC) a full line manufacturer of power boats. From June 1991 to June 1993, Mr. Tierney acted as Chief Operating Officer of Chris Craft boats. From August 1986 to June 1991, Mr. Tierney was Sr. Vice President of Finance for Chris Craft.

         Carl Herndon, Jr. - Mr. Herndon has been Vice President of Sales and Marketing at JMI since October 1998 and joined JMI on a full-time basis in January of 1999. From November 1997 to January 1998, Mr. Herndon was selling new boats and brokering boats at Northside Marine Sales. From January 1992 to July 1997, Mr. Herndon was National Sales Manager for Blackfin Yacht Corporation. From April 1987 to January 1992, Mr. Herndon was Production Manager for Blackfin Yacht Corporation.

         Paul Douglas - Mr. Douglas has been the Plant Manager for JMI since May of 1998. From March 1987 to July 1996, Mr. Douglas was Facilities/Maintenance Foreman for Blackfin Yacht Corporation. From 1980 to 1987, Mr. Douglas was Maintenance Craftsman, First Class and Acting Foreman for Special Projects for Tracor Marine.

         Employment Agreements

         In November 1998, JMI entered into a five year employment agreement with Mr. Herndon with 2 one year renewal options. The agreement obligates Mr. Herndon to devote all his time to supervising, designing and manufacturing boats for the JMI as president and chief executive officer of JMI. Mr.
Herndon will earn a base salary of $72,000.00 per year. Mr. Herndon's salary adjustments are tied to the Company successfully reaching specific financial milestones. Subsequent salary adjustments will be decided by the board of directors of the Company. The employment agreement also entitles Mr. Herndon to an aggregate of options to purchase 600,000 shares of common stock of the Company at prices between $.50 and $1.00 per share over a period of five years. The employment agreement includes standard non-compete and confidentiality provisions. Due to Mr. Herndon's experience, the business of JMI and the Company will be largely dependent on Mr. Herndon's experience and ability to design, manufacture and sell boats produced by JMI.

         In May 1999, JMI entered into a five year employment agreement with Carl Herndon, Jr. with 2 one year renewal options. The agreement obligates Mr. Herndon to devote all his time to supervising the sales and marketing of the Company's boats as Vice President of Sales and Marketing. Mr. Herndon will earn a base salary of $70,000.00 for the first year of the agreement, $85,000 for the second year of the agreement, $100,000 for the third year of the agreement and a salary to be determined by the Board of Directors of JMIH for years four, five and any renewal period. The employment agreement includes standard non-compete and confidentiality provisions.

ITEM 4.  EXECUTIVE COMPENSATION
         ----------------------

         The following table sets forth information relating to the compensation paid by the Company during the past two fiscal years to: (i) the Company's President and Chief Executive Officer; and (ii) each of the Company's executive officers who earned more than $100,000 during the period from May 19, 1998 (inception) through May 31, 1999 (collectively, the "Named Executive Officers"):



                           SUMMARY COMPENSATION TABLE
-------------------------------------------------------------------------------------------------------------------
                                           Annual Compensation                  Long-Term Compensation
                                      -----------------------------------------------------------------------------
                                                                             Awards                 Payouts
                                                                     ------------------------ ---------------------
                                                                                 Securities
                                                            Other                  Under-
                                                           Annual    Restricted     Lying                All Other
    Name and Principal                                     Compen-     Stock      Options/      LTIP      Compen-
         Position             Year      Salary    Bonus    sation     Award(s)      SARs       Payouts    sation
                                                             ($)        ($)          (#)         ($)        ($)
-------------------------------------------------------------------------------------------------------------------
Carl Herndon, Director
CEO and President(1)        1998      $29,560
-------------------------------------------------------------------------------------------------------------------
                            1997          N/A
-------------------------------------------------------------------------------------------------------------------
                            1996          N/A
===================================================================================================================

         (1) Does not include 850,000 shares of Common Stock of the Company issued to Mr. Herndon as founder's shares.

Stock Options
                                     OPTION/SAR GRANTS IN LAST FISCAL YEAR
                 ---------------------------------------------------------------------------------
                                              Individual Grants
                 ---------------------------------------------------------------------------------

                                                        Percent of
                                          Number Of        Total
                                         Securities      Options/
                                         Underlying    SARs Granted    Exercise Of
                                        Options/SARs   To Employees    Base Price    Expiration
                          Name           Granted (#)  In Fiscal Year     (S/Sh)         Date
                 ---------------------------------------------------------------------------------
                 Carl Herndon,             150,000          25%          $  .50       11/10/03
                 Director CEO and
                 President(1)
                 ---------------------------------------------------------------------------------
                                           150,000          25%          $  .625      11/10/03
                 ---------------------------------------------------------------------------------
                                           150,000          25%          $  .75       11/10/03
                 ---------------------------------------------------------------------------------
                                           150,000          25%          $1.00        11/10/03
                 =================================================================================

Option Exercises and Holdings

       The following table sets forth information with respect to the exercise of options to purchase shares of JMIH's common stock during the period from May 19, 1998 (inception) through May 31, 1999, of each person named in the Summary Compensation Table and the unexercised options held as of the end of such period.



                          AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END
                                                   OPTION/SAR VALUES
--------------------------------------------------------------------------------------------------------------------
                                                                             Number of              Value Of
                                                                            Securities            Unexercised
                                                                            Underlying            In-The-Money
                                                                            Unexercised           Options/SARs
                                                                           Options/SARs         At Fiscal Year-
                                         Shares                         At Fiscal Year-End          End ($)
                                      Acquired On          Value                (#)               Exercisable/
                                      Exercise (#)       Realized          Exercisable/          Unexercisable
               Name                                         ($)            Unexercisable
--------------------------------------------------------------------------------------------------------------------
Carl Herndon, Director, President         N/A               N/A               600,000                 -0-
and CEO
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

ITEM 5.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
         --------------------------------------------------------------

         The following table sets forth certain information regarding the Company's common stock beneficially owned on June 28, 1999, for (i) each shareholder known by the Company to be the beneficial owner of five (5%) percent or more of the Company's outstanding common stock, (ii) each of the Company's executive officers and directors, and (iii) all executive officers and directors as a group. On June 28, 1999, there were approximately 4,033,500 shares of Company common stock, par value $.001 (the "Common Stock"), outstanding.

                                                           Number of               Percentage of
                                                     Beneficially Owned          Outstanding Shares
            Name                                          Shares (1)             Beneficially Owned
            ----                                          ----------             ------------------
Carl Herndon                                             1,487,500 (2)                    36.9%

Carl Herndon, Jr.                                          172,500 (3)                     4.2%

Triton Holding International Corp.                         500,000 (4)                    12.3%

Donald B. Gasgarth                                         666,000 (5)                    16.5%

Jeffrey K. Zwitter                                         216,000 (6)                     5.3%

Four M International, Inc.                                 300,000 (7)                     7.4%

Alan Lyons                                                 300,000 (7)                     7.4%

Richard Friedman                                           150,000 (8)                     3.7%

Richard Aulicino                                           188,000                         4.6%

Larry Tierney (9)                                                0                         0.0%

Officers and Directors as a Group                        1,660,000                        41.2%
(3 persons)

(1) As of June 12, 1999, there were approximately 4,033,500 shares of Common Stock outstanding not including: an aggregate of 600,000 shares of Common Stock issuable upon the exercise of options; (ii) 984,000 shares of Common Stock issuable upon the conversion of 328,000 shares of the Company's Series A Preferred Stock; (iii) 615,000 shares of the Company's Common Stock issuable upon the exercise of 205,000 shares of the Company's Series B Preferred Stock and (iv) 885,000 shares of the Company's Common Stock issuable upon the conversion of 245,000 shares of the Company's Series B Preferred Stock issuable upon the exercise of warrants exercisable at $1.00.

(2) Mr. Herndon is a Director and the President and Chief Executive Officer of both JMI and the Company. Includes (i) 37,500 shares of Common Stock issuable upon the conversion of 12,500 shares of Series A Convertible Preferred Stock and (ii) up to 600,000 shares of common stock issuable upon the exercise of options at exercise prices between $.50 and $1.00 per share over a five year period beginning November 10, 1998.

(3) Carl Herndon, Jr. is Mr. Herndon's son and is JMI's Vice President of Sales and Marketing. Includes 22,500 shares of Common Stock issuable upon the conversion of 7,500 shares of Series A Convertible Preferred Stock.

(4) Mr. Gasgarth and Mr. Zwitter, principal shareholders of JMIH, are also principal shareholders and Directors of Triton. Does not include (i) up to 1,400,000 shares of Common Stock that may be issued upon conversion of the Triton Note; (ii) 66,000 shares of Common Stock owned by Mr. Gasgarth; and (iii) 66,000 shares owned by Mr. Zwitter.

(5) Includes 300,000 shares of Common Stock issuable upon the conversion of 100,000 shares of Series A Convertible Preferred Stock of the Company, and (ii) 300,000 shares of Common Stock issuable upon the exercise of warrants to purchase 100,000 Series B Convertible Preferred Stock at $1.00 until November, 2004, subsequently convertible into common stock at a 3:1 ratio. Does not include 500,000 shares of Common Stock owned by Triton in which Mr. Gasgarth is a principal shareholder, and Director.

(6) Includes 75,000 shares of Common Stock issuable upon the conversion of 25,000 shares of Series A Preferred Stock of the Company, and (ii) 75,000 shares of Common Stock issuable upon the exercise 25,000 warrants to purchase Series B Convertible Preferred Stock at $1.00 until November, 2004, subsequently convertible into Common Stock at a 3:1 ratio. Does not include 500,000 shares of Common Stock owned by Triton, in which Mr. Zwitter is a principal shareholder and Director.

(7) Includes 150,000 shares of common stock of the Company issuable upon the conversion of 50,000 shares of Series A Preferred Stock and (ii) 150,000 shares of common stock issuable upon the exercise of 50,000 warrants to purchase Series B Convertible Preferred Stock at $1.00 until November, 2004, subsequently convertible into common stock at a 3:1 ratio.

(8) Includes 150,000 shares of common stock of the Company issuable upon the conversion of 50,000 shares of Series B Convertible Preferred Stock.

(9) Mr. Tierney is a Director of JMIH. Mr. Tierney is also employed by Triton.

ITEM 6.  INTEREST OF MANAGEMENT AND OTHER CERTAIN TRANSACTIONS
         -----------------------------------------------------

Certain Transactions

         Mr. Herndon personally owns the manufacturing facility in Port Everglades, Florida (the "Manufacturing Facility"). On May 20, 1998, the Company entered into a lease agreement (the "Lease Agreement") with Mr. Herndon in which the Company leases the Manufacturing Facility for a period of five years at $4.00 per square foot or $10,714 per month (the "Lease Amount"). The Company believes that since the Lease Amount is below current market price, and the Company requires the additional space in which to execute its business plan, the Lease Agreement between the Company and Mr. Herndon was consummated on terms no less favorable than with an unrelated party. On November 1, 1998 the Company negotiated a three year option with Mr. Herndon to purchase the property. During year one, the price is $900,000, year two $950,000 and year three $1,000,000.

Loans from Triton Holdings International Corp.

         In November 1998, the Company initiated a loan for $350,000 from Triton Holdings International Corp. ("Triton"). Two principal shareholders and Directors of Triton are principal shareholders of the Company. The promissory note ("the Note") issued to Triton by the Company evidencing the loan accrues interest at 10% per annum. The note is convertible into shares of common stock of the Company, at the option of Triton at $.50 per share before January 14, 2000, at $.375 per share between January 14, 2001 and January 14, 2002, and at $.25 after January 14, 2003. The note matures on January 14, 2003, Triton also received 500,000 shares of Common stock as additional incentive for making the loan.

         The Company also entered into a 5 year management agreement with Triton under which Triton is to perform general business consulting services in connection with the Company's conducting of its business, including, but not limited to, development and maintenance of internal bookkeeping functions, business planning, consulting and advice with respect to structure and expansion of the Company. In consideration for its services, the Company will pay Triton a fee of $5,000.

         Between February 1999 and March 1999, Premier Global, Inc., a company controlled by Messrs. Zwitter and Gasgarth loaned the Company $59,000 pursuant to the terms of a promissory note. The note accrued interest at 12% per annum. The Company paid $60,000 satisfying in full its obligations the note in full on April 8, 1999.

ITEM 7.  DESCRIPTION OF SECURITIES
         -------------------------

Common Stock

         The authorized capital stock of JMIH currently includes 50,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock:
[i] have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of JMIH; [ii] are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of JMIH; [iii] do not have preemptive subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and [iv] are entitled to one vote per share on all matters on which shareholders may vote at all meetings of shareholders. All shares of Common Stock now outstanding are fully paid and non-assessable. The holders of shares of JMIH's Common Stock do not have cumulative voting rights, which means that the holders of more than 51% of such outstanding shares, voting for the election of Directors, can elect all of the Directors to be elected, if they so choose and in such event, the holders of the remaining shares will not be able to elect any of JMIH's Directors. JMIH's Board of Directors is empowered to take all actions necessary to increase the number of shares authorized of JMIH as necessary, and subject to appropriate financing arrangements, intends to alter the capital stock structure of JMIH.

Preferred Stock

         JMIH is authorized to issue 5,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely effect the voting power or other rights of the holders of the JMIH's Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of JMIH.

         The Board of Directors of JMIH has designated 500,000 shares of the Corporation's authorized preferred stock as Series A Convertible Preferred Stock (the "Series A Preferred Stock"). There were 328,000 shares of Series A Preferred Stock issued and outstanding as of June 25, 1999.

         Dividends. The holders of outstanding Series A Preferred Stock shall be entitled to receive cumulative dividends at the annual rate of 10% based on the stated value per share, when and if declared by the Board of Directors. Dividends are payable quarterly on the fifteenth day of April, July, October and January of each year (the "Dividend Payment Date"). Any accrued interest on unpaid dividends shall be paid in full or in kind in Series B Preferred Stock valued at $1.00 as payment in October of each year. The Series A Preferred Stock shall also entitle the holders thereof to participate, pro rata, in dividends paid on outstanding shares of Common Stock. The Series A Preferred Stock has rights to the assets of the Company superior to those of the Series B Preferred Stock and Common Stock upon the liquidation, dissolution, or winding up of the Company in an amount equal to $1.00 per share of Series A Preferred Stock.

         Redemption. JMIH may redeem the Series A Preferred Stock at a redemption price of $1.20 per share after providing 120 day prior written notice to the holders thereof ("Redemption Notice"). The holders of the Series A Preferred Stock will have 15 days from receiving such Redemption Notice to convert the Series A Preferred Stock into Common Stock.

         Voting Rights. Holders of the Series A Preferred Stock shall be entitled to vote with the holders of the Common Stock as a single class on all matters presented for a vote to the shareholders of the Common Stock. The number of votes per share of Series A Preferred Stock which can be cast will equal the number of shares of Common Stock into which each share of Series A Preferred Stock may be converted.

         Conversion Subject to adjustment for mergers, stock splits and stock dividends, the holders of the Series A Preferred Stock can, at their option, convert the Series A Preferred Stock into three (3) shares of Common Stock at any time. In addition, each outstanding share of Series A Preferred Stock will automatically convert into three (3) shares of Common Stock (i) upon the fifth anniversary of the date of issue if such shares are not converted prior to such time, or (ii) at such time as a registration statement registering for sale under the Securities Act of 1933, as amended, the shares of Common Stock issuable upon such conversion of the Series A Preferred Stock is declared effective by the Securities and Exchange Commission.

Series B Preferred Stock

         The Board of Directors of JMIH has designated 205,000 shares of JMIH's authorized Preferred Stock as Series B Convertible Preferred Stock all of which are issued and outstanding (the "Series B Preferred Stock"). With the exception of the fact that the right of the holders of the Series B Preferred Stock is subordinate to the rights of the holders of the Series A Preferred Stock to the assets of the Company upon liquidation, the Series A Preferred Stock and the Series B Preferred Stock is for all material purposes identical.

Warrants

         There are currently 295,000 warrants to purchase 295,000 shares of Series B Preferred Stock outstanding exercisable for a period of five years at a price of $1.00 per share.

Certain Florida Legislation
---------------------------

         Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires super majority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law and JMIH's Articles and Bylaws also authorize JMIH to indemnify JMIH's directors, officers, employees and agents. In addition, JMIH's Articles and Florida law presently limit the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties; and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

Anti-takeover Effects of Certain Provisions of JMIH's Articles of Incorporation
-------------------------------------------------------------------------------
and Bylaws
----------

           The preceding paragraph, and above under the Section entitled "Preferred Stock", may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, including attempts that might result in a premium being paid over the market price for the shares held by shareholders. Despite the belief of JMIH as to the benefits to shareholders of these provisions of JMIH's Articles of Incorporation, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by JMIH's Board, but pursuant to which the shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also render the removal of JMIH's Board of Directors and management more difficult and may tend to stabilize JMIH's stock price, thus limiting gains which might otherwise be reflected in price increases due to a potential merger or acquisition. The Board of Directors, however, has concluded that the potential benefits of these provisions outweigh the possible disadvantages. Pursuant to applicable regulations, at any annual or special meeting of its shareholders, JMIH may adopt additional Articles of Incorporation provisions regarding the acquisition of its equity securities that would be permitted to a Florida corporation.

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
         -------------------------------------------------------------------
         OTHER STOCKHOLDER MATTERS
         -------------------------

         There is currently no public trading market for JMIH's Common Stock. The transfer agent for JMIH's Common Stock is Florida Atlantic Stock Transfer, Inc., 5701 N. Pine Island Road Tamarac, FL 33321.

         JMIH has never paid cash dividends on its Common Stock. JMIH presently intends to retain future earnings, if any, to finance the expansion of its business and does not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend on JMIH's earnings, capital requirements, expansion plans, financial condition and other relevant factors.

ITEM 2.  LEGAL PROCEEDINGS
         -----------------

         There are no material legal proceedings filed, or to the Company's knowledge, threatened against the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
         ---------------------------------------------

         Not Applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
         ---------------------------------------

         In May 1998, JMIH issued an aggregate 920,000 shares of Common Stock to founders of JMIH. The founders/officers had access to financial and other information concerning the Company and had the opportunity to ask questions concerning the Company and its operations. Accordingly, the issuance of the shares was exempt from the registration requirements of the Act pursuant to
Section 4(2) of the Act.

         In May 1998, JMIH completed an exchange offer pursuant to the exemption from registration provided by Rule 504 of Regulation D promulgated under the Act wherein JMIH issued an aggregate of 360,000 shares of Common Stock to five accredited investors of JMI in exchange for an equal number of shares of stock in JMI.

         Also in May 1998, JMIH completed an exchange offer with the President of JMI, and at that time, an officer and director of the Company in which such individual exchanged 250,000 shares of Common Stock in JMI for 100,000 shares of Common Stock in the Company. The President had access to financial and other information concerning the Company and had the opportunity to ask questions concerning the Company and its operations. Accordingly, the issuance of the shares was exempt from the registration requirements of the Act pursuant to
Section 4(2) of the Act.

         Between May 1998 and September 1998, JMIH completed a private offering of an aggregate of 205,000 shares of Common Stock to 14 investors, 11 of whom were accredited, pursuant to the exemption from registration provided by Rule 504 of Regulation D promulgated under the Act at an offering price of $1 per share. The investors in this offering subsequently agreed to convert the 205,000 share of Common Stock into an equal number of shares of JMIH's Series B Preferred Stock for no additional consideration.

         In November 1998, JMIH issued 295,000 shares of Series A Convertible Preferred Stock and Warrants to purchase 295,000 shares of JMIH's Series B Preferred Stock to 10 investors, 9 of whom were accredited. The shares of Series A Preferred and warrants were issued in exchange for promissory notes issued by JMI in the aggregate amount of $295,000 and Warrants to purchase 295,000 shares of JMI's Common Stock at $1 per share. The individuals had access to financial and other information concerning JMIH and had the opportunity to ask questions concerning JMIH and its operations. Accordingly, the issuance of the shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

         In November 1998, JMIH issued 500,000 shares of Common Stock to Triton Holdings International Corporation as an incentive to make a loan of $350,000 to JMIH. It is evidenced by a promissory note whose interest at a rate of 10% per annum and is convertible into shares of Common Stock at the option of Triton at 50 cents per share before January 14, 2000, and at $.375 a share between January 14, 2001 and January 14, 2002, and at $.25 per share after January 14, 2003. The investor had access to financial and other information concerning the Company and had the opportunity to ask questions concerning the Company and its operations. Accordingly, the issuance of the shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

         On November 6, 1998, JMIH issued 150,000 shares of Common Stock to an officer of the JMIH in consideration for services performed. The officer had access to financial and other information concerning the Company and had the opportunity to ask questions concerning the Company and its operations. Accordingly, the issuance of the shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

         Between February 1999 and March 1999, JMIH issued an aggregate of 1,948,500 shares of Common Stock to 65 investors, 43 of whom were accredited, at an offering conducted in accordance with Rule 504 of Regulation D promulgated under the Act at an offering price of $.40 per share. JMIH received gross proceeds of $779,400 from the offering.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
         -----------------------------------------

         The Florida Business Corporation Act (the "Corporation Act") permits the indemnification of directors, employees, officers and agents of Florida corporations. The JMIH's Articles of Incorporation (the "Articles") and Bylaws provide that the JMIH shall indemnify its directors and officers to the fullest extent permitted by the Corporation Act. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling JMIH pursuant to the foregoing provisions, JMIH has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling JMIH pursuant to the foregoing provisions, JMIH has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as express in the act and is therefore unenforceable.

         The Articles of Incorporation and Bylaws of JMIH require JMIH to indemnify its Directors and officers to the fullest extent permitted by the Business Corporation Act of the State of Florida.

         The above indemnification provisions notwithstanding, JMIH is aware that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling JMIH pursuant to the foregoing provisions, JMIH has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as express in the act and is therefore unenforceable.

         PART F/S

         The financial statements and supplementary data are included herein.

FINANCIAL STATEMENTS AND EXHIBITS
---------------------------------

         The following consolidated financial statements of JMIH, include the audited balance sheet at February 28, 1999 and the related audited statements of operations, changes in capital deficiency and cash flows for the period beginning August 1, 1998 through February 28, 1999 and the interim financial statement as of May 31, 1999(unaudited).

                                 JUPITER MARINE
                             INTERNATIONAL HOLDINGS,
                               INC. AND SUBSIDIARY

                             CONSOLIDATED FINANCIAL
                                   STATEMENTS

                                February 28, 1999











                                TABLE OF CONTENTS
                                                                          PAGES
                                                                          -----

Independent Auditor's Report                                              F-1

Consolidated Balance Sheet                                                F-2-3

Consolidated Statement of Loss                                            F-4

Consolidated Statement of Changes in Stockholders' Deficiency             F-5

Consolidated Statement of Cash Flows                                      F-6

Notes to Consolidated Financial Statements                               F-7-12

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
 Jupiter Marine International Holdings, Inc.
  Fort Lauderdale, Florida


     We have audited the accompanying consolidated balance sheet of Jupiter Marine International Holdings, Inc. and subsidiary as of February 28, 1999, and the related consolidated statements of loss, changes in stockholders' deficiency and cash flows for the seven months then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jupiter Marine International Holdings, Inc. and subsidiary as of February 28, 1999, and the results of their operations and their cash flows for the seven months then ended, in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the consolidated financial statements, the Company has sustained net operating losses, has deficit cash flows from operations, and working capital and stockholders' deficiencies at February 28, 1999, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are described in Note 12. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.



                                                  KEEFE, McCULLOUGH & CO., LLP


Fort Lauderdale, Florida
April 5, 1999


           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                                February 28, 1999


                                   A S S E T S

CURRENT ASSETS:
  Cash                                                                                                            $        7,608
  Inventories                                                                                                            244,600
  Prepaid expenses                                                                                                         8,272
                                                                                                                  --------------





          Total current assets                                                                                           260,480


PROPERTY AND EQUIPMENT, at cost or allocated cost:
  Boat molds                                                                               $      910,096
  Leasehold improvements                                                                           93,837
  Machinery and equipment                                                                          31,200
  Office equipment                                                                                  7,000
                                                                                           --------------
                                                                                                1,042,133
  Less accumulated depreciation                                                                   211,795                830,338
                                                                                           --------------         --------------




                   Total assets                                                                                   $    1,090,818
                                                                                                                  ==============

       The accompanying notes to consolidated financial statements are an integral part of these statements.


           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                                February 28, 1999


    L I A B I L I T I E S  A N D  S T O C K H O L D E R S '  D E F I C I E N C Y


CURRENT LIABILITIES
  Accounts payable                                                                                                $       53,583
  Payroll taxes payable                                                                                                   95,104
  Accrued expenses                                                                                                        89,760
  Other current liabilities                                                                                              163,001
  Customer deposits                                                                                                      270,687
  Current portion of debt                                                                                                 50,000
  Warranty reserve                                                                                                        49,084
                                                                                                                  --------------

          Total current liabilities                                                                                      771,219


LONG-TERM DEBT, less current portion                                                                                     350,000
                                                                                                                  --------------

          Total liabilities                                                                                            1,121,219


COMMITMENTS (Note 7)                                                                                                        --


STOCKHOLDERS' DEFICIENCY:
  Capital stock, 5,000,000 shares of $ .001 par value preferred stock authorized,

   500,000 shares designated as 10% cumulative Series A preferred stock, $ .001 par value ($ 328,000 aggregate liquidation preference),
   328,000 shares issued and outstanding                                                   $          328

   205,000 shares designated as 10% cumulative Series B preferred stock, $ .001 par value ($ 205,000 aggregate liquidation preference),
   205,000 shares issued and outstanding                                                              205

  Capital stock, 50,000,000 shares of $ .001
   par value common stock authorized,
   2,085,000 shares issued and outstanding                                                          2,085
  Additional paid in capital                                                                      620,382
  Accumulated deficit                                                                            (653,401)               (30,401)
                                                                                           --------------         --------------

                   Total liabilities and stockholders' deficiency                                                 $    1,090,818
                                                                                                                  ==============

       The accompanying notes to consolidated financial statements are an integral part of these statements.


           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                         CONSOLIDATED STATEMENT OF LOSS
                  For the Seven Months Ended February 28, 1999


SALES                                                                                                             $       96,651


COST OF SALES                                                                                                            158,611
                                                                                                                  --------------

          Gross loss                                                                                                     (61,960)


GENERAL AND ADMINISTRATIVE EXPENSES, including
  interest expense of $ 12,570 and provision for depreciation
  of $ 117,461                                                                                                           329,503
                                                                                                                  --------------

          Loss from operations                                                                                          (391,463)


OTHER EXPENSE:
  Loss on disposition of property and equipment                                                                           (1,554)
                                                                                                                  --------------

          Loss before provision (credit) for income taxes                                                               (393,017)


PROVISION (CREDIT) FOR INCOME TAXES                                                                                           --
                                                                                                                  --------------

                   Net loss                                                                                       $     (393,017)
                                                                                                                  ==============

       The accompanying notes to consolidated financial statements are an integral part of these statements.

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
          CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
                  For the Seven Months Ended February 28, 1999

                                         Preferred           Preferred                             Additional
                                           Stock               Stock               Common           Paid-In        Accumulated
                                          Series A            Series B              Stock           Capital          Deficit
                                          --------            --------              -----           -------          -------
BALANCES,
 August 1, 1998                       $           --      $          --      $       2,130      $    265,120        $  (260,384)

  Cancellation of shares
   issued to Atlantis
   Capital Partners, Inc.                        --                  --               (490)              --                  --

  Issuance of 150,000
   shares of common stock
   to Carl Herdon, Jr.                           --                  --                150               --                  --

  Issuance of 295,000
   shares of Series A
   preferred stock in
   exchange for canceling
   $ 295,000 in promissory
   notes                                        295                   --                --          294,705                  --

  Issuance of 33,000 shares
   of Series A preferred
   stock for services
   rendered to the Company                       33                   --                --           60,557                  --

  Issuance of 500,000
   shares of common stock
   to Triton Holdings
   International Corp. in
   connection with a loan
   to the Company                                --                   --               500               --                  --

  Issuance of 205,000 shares
   of Series B preferred
   stock in exchange for
   205,000 shares of common
   stock                                         --                 205               (205)              --                  --

  Net loss for the period
   ended February 28, 1999                       --                  --                 --               --            (393,017)
                                      -------------       -------------      -------------    -------------       -------------

BALANCES,
 February 28, 1999                    $         328       $         205      $       2,085    $     620,382       $    (653,401)
                                      =============       =============      =============    =============       =============

         The accompanying notes to consolidated financial statements are an integral part of these statements.

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                  For the Seven Months Ended February 28, 1999

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                                                        $     (393,017)
  Adjustments to reconcile net loss to
   net cash used in operating activities:
   Provision for depreciation                                                                                            117,461
   Loss on disposition of property and equipment                                                                           1,554
   Changes in assets and liabilities:
    Decrease in inventories                                                                                               86,210
    Decrease in prepaid expenses                                                                                           7,113
    Decrease in accounts receivable                                                                                          411
    Increase in accounts payable                                                                                          34,013
    Increase in payroll taxes payable                                                                                     48,005
    Increase in accrued expenses                                                                                          51,295
    Decrease in other current liabilities                                                                               (385,988)
    Increase in customer deposits                                                                                        114,498
                                                                                                                  --------------

          Net cash used in operating activities                                                                         (318,445)


CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from the disposition of property and equipment                                  $        5,600
  Payments for purchase of property and equipment                                                 (93,836)
                                                                                           --------------

          Net cash used in investing activities                                                                          (88,236)


CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from debt                                                                              400,000
  Proceeds from issuance of common stock                                                           61,750
  Principal payments on debt                                                                      (50,000)
                                                                                           --------------

          Net cash provided by financing activities                                                                      411,750
                                                                                                                  --------------

                   Net increase in cash                                                                                    5,069


CASH, August 1, 1998                                                                                                       2,539
                                                                                                                  --------------


CASH, February 28, 1999                                                                                           $        7,608
                                                                                                                  ==============

       The accompanying notes to consolidated financial statements are an integral part of these statements.

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                February 28, 1999


NOTE 1 - ORGANIZATION AND OPERATIONS

              Jupiter Marine International Holdings, Inc. (the Company) is located in Fort Lauderdale, Florida and is engaged in the manufacture and sale of offshore fishing and pleasure boats.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of consolidation:
     ---------------------------

              The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Jupiter Marine International, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

     Provision for depreciation:
     ---------------------------

              The Company provides for depreciation of its property and equipment using the straight-line method over estimated useful lives of 5 and 7 years.

              Additions and major renewals to property and equipment are capitalized. Maintenance and repairs are charged to expense when incurred. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts and any gain or loss is reflected in income.

     Revenue recognition:
     --------------------

              Revenue from the sale of boats is recognized when delivered.

     Use of estimates:
     -----------------

              The presentation of a financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

     Inventories:
     ------------

              At February 28, 1999, inventories consisted of the following:
                      Finished boats                                       $    99,646
                      Boats in process, including
                       overhead applied                                        136,026
                      Materials and parts                                        8,928
                                                                           -----------
                                                                           $   244,600
                                                                           ===========

              Inventories are stated at the lower of cost or market. The cost of boats in process and finished boats includes labor, materials and allocated production overhead. The first-in, first-out method is used to cost parts and supplies for production. Boats in process and finished boats are valued using the average cost method.

     Warranty reserves:
     ------------------

              The Company furnishes limited warranties on its manufactured boats and has accrued a reserve for anticipated future warranty costs.

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                February 28, 1999


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     Advertising costs:
     ------------------

              The Company expenses advertising costs as they are incurred. For the period ended February 28, 1999, advertising costs were approximately $ 59,369.

     Cash equivalents:
     -----------------

              The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.


NOTE 3 - LEASE COMMITMENTS

              The Company leases office and manufacturing space from its principle stockholder. The lease provides for monthly payments adjusted annually for cost of living adjustments and space utilized until it expires in May, 2002. The monthly rental was $ 13,184 at February 28, 1999, including sales and real estate taxes.

              The Company previously received four months rental in consideration for making various leasehold improvements and modifications. Rental expense for the period ended February 28, 1999 totaled approximately $ 64,600.

              The following is a schedule of approximate future lease payments required:

                                   Year ending
                                   February 28
                                   -----------

                                      2000                       $   133,400
                                      2001                       $   140,100
                                      2002                       $   147,100
                                      2003                       $    37,200
                                      2004                       $      NONE

              In connection with the lease above, the Company has been granted an option to purchase the building as discussed in Note 6.


NOTE 4 - DEBT

     At February 28, 1999, debt consisted of the following:
                   Note payable to Triton Holdings International Corp., a
                   stockholder and related party, interest only at 10% through
                   January, 2003, at which time the principal balance is due.
                   The note is collateralized by substantially all of the assets of the Company. The note is convertible into shares of common stock of the Company, at the option of Triton at $ .50 per share before January 14, 2000, at $ .375 per share from
                   January 14, 2000 to January 14, 2002, and at $ .25 thereafter
                   until January 14, 2003.                                                     $    350,000


                                       F-8

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                February 28, 1999


NOTE 4 - DEBT (continued)

                   Note payable to Premier Global, Inc., a related party, interest only at 12% through April, 1999, at which time the principal balance is due, collateralized by certain assets of the Company.

                   Less current portion



                                                                                                     50,000
                                                                                              -------------
                                                                                                    400,000
                                                                                                     50,000
                                                                                              -------------
                                                                                               $    350,000
                                                                                              =============

              Future debt principal payments in the aggregate under arrangements existing at February 28, 1999, are as follows:

                                   Year ending
                                   February 28
                                   -----------

                                      2000                      $   50,000
                                      2001                      $     NONE
                                      2002                      $     NONE
                                      2003                      $  350,000
                                   Thereafter                   $     NONE


NOTE 5 - PROVISION (CREDIT) FOR INCOME TAXES

              Deferred taxes, if applicable, are provided at the combined effective Federal and state statutory rates on timing differences which occur when certain income and expense items are recognized at different times for financial reporting and tax purposes.

              The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements or tax returns. A valuation allowance is recognized to reduce the net deferred tax asset to an amount that is more likely than not to be realized. The tax provision (credit) shown on the accompanying statement of loss is zero, because the deferred tax asset that is generated from net operating losses through February 28, 1999 is offset in its entirety by a valuation allowance. Net operating loss carryforwards for financial reporting purposes through February 28, 1999 total approximately $ 653,000. For tax purposes, these carryforwards expire in 2018 and 2019.


NOTE 6 - RELATED PARTY TRANSACTIONS

              In connection with the lease agreement with its principle stockholder (Note 3), the Company has been granted a purchase option on the leased property for a three year period ending November 1, 2001. The option price is as follows:

              a. If option is exercised prior to November 1, 1999; purchase price is $ 900,000
              b. If option is exercised after November 1, 1999 but prior to November 1, 2000; purchase price is $ 950,000
              c. If option is exercised after November 1, 2000 but prior to November 1, 2001; purchase price is $ 1,000,000

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                February 28, 1999


NOTE 6 - RELATED PARTY TRANSACTIONS (continued)

              As more fully discussed in Note 4, the Company is obligated on notes payable in the amounts of $ 350,000 and $ 50,000 to related parties. Triton Holdings International Corp. is a stockholder of the Company and several of its directors are also stockholders of the Company. In addition, officers of Premier Global, Inc. are also stockholders of the Company.

              In addition, the Company has entered into a management agreement with Triton Holdings International Corp. which is more fully discussed in
     Note 7.


NOTE 7 - COMMITMENTS

              The Company entered into an employment agreement with its President for his services until October, 2003 for $ 72,000 per year. The agreement provides for an additional $ 2,500 per month when the Company has a positive cash flow from operations for three consecutive months and $ 2,000 per month when the Company has a net profit from operations for three consecutive months. The agreement may be automatically renewed for up to two successive one year periods by mutual agreement between the parties.

              In addition, the employment agreement provides for the President to receive options to purchase 150,000 shares of common stock at $ .50 per share, 150,000 shares of common stock at $ .625 per share, 150,000 shares of common stock at $ .75 per share and 150,000 shares of common stock at $
     1.00 per share. The options vest equally and may be exercised over a period of five years. The employment agreement includes non-compete and confidentiality provisions.

              Further, the Company also entered into a five year management agreement with Triton Holdings International Corp., a stockholder and related party, Notes 4 and 6, until December, 2003. The agreement calls for a payment of $ 5,000 per month for general business consulting services during the term of the agreement.

              The Company has made commitments to sell boats at cost or at a dealer discount to certain stockholders and other related parties.


NOTE 8 -LITIGATION

              From time to time the Company is subject to legal proceedings and claims in the ordinary course of business. Included in accrued expenses on the balance sheet at February 28, 1999, is $ 28,160 in settlement fees for various legal claims. The Company is not currently aware of any additional legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company.


NOTE 9 - CAPITAL STOCK

              The capital stock structure of the Company is as follows:

              Preferred stock, voting:

              Series A, $ .001 par value, 10% cumulative, callable at $ 1.20 per share, convertible into three shares of common stock until the fifth anniversary of the date of issue at which time automatic conversion will occur, 500,000 shares authorized and 328,000 shares issued.

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                February 28, 1999


NOTE 9 - CAPITAL STOCK (continued)

              Preferred stock, nonvoting:

              Series B, $ .001 par value, 10% cumulative, callable at $ 1.20 per share, convertible into three shares of common stock until the fifth anniversary of the date of issue at which time automatic conversion will occur, 205,000 shares authorized and issued.

              Common stock, voting, $ .001 par value, 50,000,000 shares authorized and 2,085,000 shares issued.


NOTE 10 - EQUITY TRANSACTIONS

              In December, 1998, the Company issued 295,000 shares of the Series A Preferred Stock along with warrants to purchase 295,000 shares of the Series B Preferred Stock at $ 1.00 per share, exercisable for a period of five years from the date of issuance. The stock was issued in consideration for the cancellation of $ 295,000 in promissory notes. As of February 28, 1999, all of the warrants were still outstanding.


NOTE 11 - SUPPLEMENTAL CASH FLOW INFORMATION

              Supplemental Disclosure of Cash Flow Information:

                      Cash paid during the year for -
                       Interest                                            $      31,584

              Other Noncash Financing Activities:

                      Issuance of stock                                    $     356,750

                      Debt reduction in connection
                       with issuance of Series A
                       preferred stock                                          (295,000)
                                                                           -------------
                               Proceeds from issuance of stock             $      61,750
                                                                           =============

NOTE 12 - SUBSEQUENT EVENT

              Subsequent to February 28, 1999, the Company finalized a second private placement of its common stock issuing 1,948,500 shares at a purchase price of $ .40 per share. The Company raised approximately $ 600,000 net of offering expenses.


NOTE 13 - GOING CONCERN MATTERS

              As shown in the accompanying financial statements, the Company sustained net operating losses totalling $ 653,401 through February 28, 1999, and as of that date, had current liabilities exceeding current assets by $ 510,739 and total liabilities exceeding total assets by $ 30,401. These deficiencies, as well as deficit cash flows from operations, create an uncertainty about the Company's ability to continue as a going concern.

           JUPITER MARINE INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                February 28, 1999


NOTE 13 - GOING CONCERN MATTERS (continued)

              The management and principal stockholders are committed to subsidizing the operations of the Company until future profitable operations can be achieved. In addition, the following actions have been taken:

              (1) The Company has obtained six new dealers with a total of ten sales locations. Previously, the Company sold out of its manufacturing facility without dealer participation. The Company's effort in establishing a sound dealer base, which is the customary selling method in the industry, should have a positive effect on sales.

              (2) During April, 1999, the Company completed a stock offering which raised approximately $ 600,000 for working capital purposes.

              (3) The Company has completed improvements to its facility and modifications to its production methods which should improve efficiency and favorably impact future operations.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

Exhibits          Description of Document
--------          -----------------------

3.1               Articles of Incorporation of Jupiter Marine International
                  Holdings, Inc.

3.2 Articles of Amendment to the Articles of Incorporation of Jupiter Marine International Holdings, Inc.

3.3               Bylaws of Jupiter Marine International Holdings, Inc.

10.1 Employment Agreement between Jupiter Marine International Holdings, Inc. and Carl Herndon, Sr. dated November 10, 1998.

10.2 Employment Agreement between Jupiter Marine International Holdings, Inc. and Carl Herndon, Jr. dated May 28, 1999.

10.3 Management Agreement between Jupiter Marine International Holdings, Inc. and Triton Holdings International Corp. dated January 14, 1999.

10.4 Secured Promissory Note issued by Jupiter Marine International Holdings, Inc. and Triton Holdings International Corp. dated January 14, 1998.

10.5 Lease Agreement between Jupiter Marine International Holdings, Inc. and Carl Herndon, Sr. dated May 19, 1998.

21                Subsidiaries of Jupiter Marine International Holdings, Inc.

27                Financial Data Schedule.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                           JUPITER MARINE INTERNATIONAL HOLDINGS, INC.



Date: _____, 1999         By:
                               -------------------------------------------------
                               Carl Herndon, Director, CEO and President

Date: _____, 1999         By:
                               -------------------------------------------------
                               Larry Tierney, Director

Date: _____, 1999         By:
                               -------------------------------------------------
                               Carl Herndon, Jr., Vice President of Sales
                               and Marketing